UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

CRYSTAL ROCK HOLDINGS, INC.

(Name of Subject Company)

CRYSTAL ROCK HOLDINGS, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22940F103

(CUSIP Number of Class of Securities)

Peter K. Baker

Chief Executive Officer and President

Crystal Rock Holdings, Inc.

1050 Buckingham Street

Watertown, Connecticut 06795

(860) 945-0661

(781) 564-0220

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of the persons filing statement)

Copies to:

William R. Kolb, Esq.

Foley Hoag LLP

Seaport West

155 Seaport Boulevard

Boston, Massachusetts 02210

Telephone: (617) 832-1000

Telecopy: (617) 832-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Crystal Rock Holdings, Inc., a Delaware corporation (the “Company” or “Crystal Rock”), with the Securities and Exchange Commission (the “SEC”) on February 20, 2018 (as amended hereby, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CR Merger Sub, Inc., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Cott Corporation, a Canadian corporation (“Cott” or “Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $0.97 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 20, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent and Purchaser with the SEC on February 20, 2018. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in “Item 3. Past Contracts, Transactions, Negotiations and Agreements—Arrangements between Crystal Rock and its Executive Officers, Directors and Affiliates” is hereby amended and supplemented as set forth below.

The subsection entitled “Employment Arrangements with Executive Officers” is hereby amended and supplemented as follows.

The following paragraph is hereby inserted prior to the first paragraph thereunder:

“During 2017 as Cott was conducting its due diligence of the Company, Thomas Harrington, Chief Executive Officer of the DSS Business Unit of Cott, had a discussion with Peter Baker about the possibility of his remaining with the Company to assist in its transition to new ownership for up to three months following the Effective Time. No specific terms of such an arrangement were discussed. Cott ultimately concluded that it would not need Peter Baker’s or Jack Baker’s services after the Closing, and on February 5, 2018, Cott notified each of Peter Baker and John Baker through counsel that their employment with the Company would terminate immediately prior to the Effective Time. Each of Messrs. Baker received an initial draft of a Separation and General Release Agreement on February 8, 2018. The parties exchanged drafts of the Separation and General Release Agreement.”

The fifth paragraph thereunder (which begins “In addition, it is expected that Mr. Jurasek will enter into a new employment agreement…”) is hereby replaced with the following:

“On or about February 5, 2018, Drinker told Foley that Cott was considering the possibility of Mr. Jurasek remaining with the Company to assist in its transition to new ownership for six months following the Closing in exchange for a “stay” bonus. Mr. Jurasek indicated a willingness to consider this proposal, and on February 15, 2018, Cott provided him with a draft agreement. The parties exchanged several drafts. The new employment agreement would provide that if Mr. Jurasek continues his employment with the surviving company for six months post-closing, the surviving company would pay him a lump-sum cash retention bonus equal to three months’ salary (in addition to salary earned during such six month period). The new employment agreement would also provide that the “change of control” severance referred to in the Jurasek Employment Agreement would be payable if Mr. Jurasek’s employment is terminated for any reason or he elects to discontinue employment with the Surviving Company within 30 days of the end of the six-month period following the Closing. Subject to approval by the Company’s Compensation Committee, Mr. Jurasek and the Company are expected to enter into that agreement to be effective at the Effective Time.”

Item 4. The Solicitation or Recommendation.

The information set forth in “Item 4. The Solicitation or Recommendation—Background of the Offer and the Merger; Reasons for Recommendation” is hereby amended and supplemented as set forth below.

The subsection entitled “Background of the Offer and the Merger” is hereby amended and supplemented by inserting the following two sentences immediately prior to the last sentence of paragraph 36 thereof, which begins “From October 12, 2017 through late November 2017,…”:

“The confidentiality agreements contain standstill arrangements whereby the prospective acquirers agreed that they would not make proposals to acquire the Company without the Company’s approval. The confidentiality agreements do not contain so-called “don’t ask, don’t waive” provisions, and as described in Section 12(a) — “Merger Agreement” of the Offer To Purchase under the heading “Third Party Acquisition Proposals,” under the Merger Agreement the Board retained the right to consider superior proposals, subject to the Merger Agreement.”

The information set forth in “Item 4. The Solicitation or Recommendation—Financial Analyses and Opinion—Opinion of the Company’s Financial Advisor” is hereby amended and supplemented as set forth below.

The subsection entitled “Selected Public Companies Analysis” is hereby amended and supplemented by inserting the following paragraph and table after the third paragraph thereunder:

“The following table sets forth the individual multiples and financial metrics for each of the selected public companies as described above:

Company Name	Category	Share Price	Enterprise Value ($M)	LTM Revenue ($M)	LTM EBITDA ($M)	EBITDA Margin	LTM Capex ($M)	LTM FCF (EBITDA Less Capex)	2018 Normalized EPS Consensus	EV / EBITDA	EV / FCF	Forward P/E
Coffee Holding Co., Inc. (NasdaqCM: JVA)	Coffee	$4.10	29.5	77.1	2.0	3%	(0.7)	1.3	$0.22	14.7x	22.3x	18.6x
Cott Corporation (TSX:BCB)	Water and Soft Drinks	$15.20	3,572.0	3,832.3	421.0	11%	(167.6)	253.4	$0.38	8.5x	14.1x	40.0x
Essendant Inc. (NasdaqGS: ESND)	Office Products	$8.29	741.9	5,093.7	96.0	2%	(34.1)	61.9	$0.86	7.7x	12.0x	9.6x
Office Depot, Inc. (NasdaqGS: ODP)[1]	Office Products	$3.10	1,874.9	11,490.0	695.0	6%	(174.0)	521.0	$0.57	2.7x	3.6x	5.4x
Primo Water Corporation (NasdaqGM: PRMW)[2]	Water and Soft Drinks	$12.20	635.7	293.1	42.3	14%	(21.7)	20.6	$0.54	15.0x	30.8x	22.6x
The Alkaline Water Company Inc. (OTCPK:WTER)	Water and Soft Drinks	$0.95	22.4	16.8	(2.5)	-15%	(0.3)	(2.8)	NA	NM	NM	NM

1.	Office Depot acquired CompuCom in November 2017. Pro forma consolidated revenue as shown here includes $1.1 billion for CompuCom; and pro forma consolidated EBITDA includes $98 million for CompuCom plus $40 million in synergies per Office Depot’s press release. No capital expenditure estimate was available for CompuCom.

2.	Primo Water acquired Glacier Water Services in December 2016, and its September 2017 TTM results included only three quarters of revenue and EBITDA for Glacier; Mirus added in a one quarter estimate of revenue and EBITDA for Glacier for a pro forma combined full year of revenue and EBITDA. Mirus also included an estimate of one quarter’s capital expenditure for Glacier based on its purchases in previous periods.

3.	On January 30, 2018, Cott sold its traditional beverage manufacturing operation to Refresco for $1.25 billion. No pro forma adjustments have been made to adjust historical revenue, EBITDA, capital expenditure, debt or cash based on this.

All data above is as of February 9, 2018. Public company analysis utilizes publicly available research estimates. All data excludes non-recurring and extraordinary items.”

The subsection entitled “Discounted Cash Flow Analysis” is hereby amended and supplemented as follows.

The following paragraph and table are hereby inserted after the first paragraph thereunder:

“The unleveraged free cash flows used by Mirus were generated by Mirus and were not generated by the Company or its management. The following table sets forth unleveraged free cash flows as calculated by Mirus for the fiscal years ending October 31, 2018 through October 31, 2022:”

	FY 2018	FY 2019	FY 2020	FY 2021	FY 2022
Unleveraged Free Cash Flow	$3,669,685	$3,706,689	$3,974,750	$4,156,319	$4,279,056

The following sentence is hereby inserted before the last sentence of the third paragraph thereunder:

“The Company’s net debt as of October 31, 2017 was $13,568,000.”

The information set forth in “Item 4. The Solicitation or Recommendation—Company Management Forecasts” is hereby amended and supplemented by inserting the following two sentences after the first sentence of the fourth paragraph thereunder:

“The Management Forecasts include EBITDA and Adjusted EBITDA projections, which are non-GAAP financial measures used by the Company for internal planning and forecasting purposes. As set forth on Annex III, for purposes of the Management Forecasts, the Company generally defined EBITDA as net income or loss, excluding interest expense, provision for income taxes, and depreciation and amortization; the Company defined Adjusted EBITDA as EBITDA, excluding public company expenses.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2018	CRYSTAL ROCK HOLDINGS, INC.

	By:	/s/ Ross S. Rapaport
	Name:	Ross S. Rapaport
	Title:	Chairman of the Board